Form	4

1	Name and Address of Reporting Person

	Howard Amster
	25812 Fairmount Boulevard
	Beachwood, Ohio 44122-2214

2	Issuer Name and Trading Symbol

	Horizon Group Properties, Inc. (HGPI)

3	I.R.S. Identification Number of Reporting Person
	(Voluntary)

4	Statement for Month/Year	July 2002

5	If Amendment Date of Original

6	Relationship of Reporting Person to Issuer

	X	Director

7	Individual or Joint/Group Filing

	X	Form filed by One Reporting Person
































Table I		Non-Derivative Securities Acquired, Disposed of
			or Beneficially Owned

1	Title of Security-	common

2	3	4			5		6		7
Trans	Trans 	Securities	Amount	Owner		Nature of
Date	Code		Acquired/	BeneficiallyShip		Indirect
			Disposed	owned		Form		Ownership

7/30/02   P	528,118  A  5.16
7/30/02   P	 34,000  A  5.16	651,957	D

                			  6,600	I		100% Funded Trust

					    574	I		General Partner

           				128,270	I		100% owned Corp.

					 28,540	I		Spouse 100% owned
									Corp.

					     35	I		100% owned Corp.

					  1,049	I		100% owned Corp.
									is General Partner

					 29,009	I		83% owner

































Table II	Derivative Securities Acquired, disposed of/or
		Beneficially Owned

1		Title of Derivative Security

		Limited Partnership units in
		Horizon Group Properties, L.P.

2		Conversion of Derivative Security

		1 for 1 basis into common stock of Horizon
		Group Properties, Inc.

3	4	5		6			7
Trans	Trans	Number of	Date Exercisable/	Amount of
Date	Code	Derivative	Expiration Date	Underlying
		Securities				Securities

7/30/02  P	440,700				440,700

8	9		10		11
Price	Number	Ownership	Nature of
	Derivative	Form		Indirect Ownership
	Owned

	440,700	D


Explanation of Responses:

Limited Partnership units are convertible on a one for one basis into common stock of Horizon Group
Properties, Inc., subject to an ownership limitation of
29.9 % of the outstanding common stock of Horizon Group Properties, Inc.



Howard Amster
Signature of Reporting Person		August 2, 2002